Midstream Consolidated
Balance Sheet
Consolidating
(Unaudited)

At December 31, 2004												
(Dollars)	Cleco Midstream Resources LLC	Cleco Evangeline LLC	Cleco Marketing & Trading LLC	Cleco Generation Services LLC	Cleco Energy Consolidated	CLE Intrastate Pipeline Co LLC	Acadia Power Holdings LLC	Perryville Consolidated	Cleco Business Development LLC	Cleco Columbian LLC	Eliminations and Reclassifications	Cleco Midstream Consolidated
Assets												
Current assets												
Cash and cash equivalents	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Accounts receivable - affiliate	244,959	-	5,821	1,245,174	904,265	148,362	3,905,837	-	-	-	(14,309)	6,440,109
Other accounts receivable	172,038	-	-	1,521,251	148,104	-	(1)	-	-	-	(1)	1,841,391
Notes receivable - affiliate	-	-	-	5,679,820	12,949,453	1,094,112	-	-	-	-	(19,722,369)	1,016
Taxes receivable	9,309,716	-	662,235	65,245	668,249	-	-	-	-	-	(8,998,937)	1,706,508
Accumulated deferred federal and state income taxes, net	432,984	-	297,534	248,196	256,372	30,983	-	-	-	-	-	1,266,069
Prepayments	659,583	-	-	51	-	-	-	-	-	-	-	659,634
Other current assets	674	-	-	1,036	4,131	-	-	-	-	-	1	5,842
Total current assets	10,819,954	-	965,590	8,760,773	14,930,574	1,273,457	3,905,836	-	-	-	(28,735,615)	11,920,569
Property, plant and equipment												
Property, plant and equipment	1,073,271	-	-	-	-	2,607,208	-	-	-	-	1	3,680,480
Accumulated depreciation	(484,932)	-	-	-	-	(902,362)	-	-	-	-	-	(1,387,294)
Total property, plant and equipment, net	588,339	-	-	-	-	1,704,846	-	-	-	-	1	2,293,186
Equity investment in investee	88,562,814	-	-	-	-	-	256,983,553	-	-	-	(31,299,175)	314,247,192
Other assets												
Restricted cash, less current portion	-	-	-	-	9,173	-	-	-	-	-	-	9,173
Other deferred charges	26,019	-	-	15,831	-	-	-	-	-	-	-	41,850
Total other assets	26,019	-	192,823	1,311,485	152,607	327,731	-	-	-	-	(1,959,642)	51,023
Total assets	$ 99,997,126	$ -	$ 1,158,413	$ 10,072,258	$ 15,083,181	$ 3,306,034	$ 260,889,389	$ -	$ -	$ -	$ (61,994,431)	$ 328,511,970

At December 31, 2004

(Dollars)	Cleco Midstream Resources LLC	Cleco Evangeline LLC	Cleco Marketing & Trading LLC	Cleco Generation Services LLC	Cleco Energy Consolidated	CLE Intrastate Pipeline Co LLC	Acadia Power Holdings LLC	Perryville Consolidated	Cleco Business Development LLC	Cleco Columbian LLC	Eliminations and Reclassifications	Cleco Midstream Consolidated
Liabilities and shareholders' equity												
Liabilities												
Current liabilities												
Short-term debt	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Short-term debt - affiliate	780,502	-	20,937	-	-	-	219,350,664	-	-	-	(19,722,368)	200,429,735
Accounts payable	266,835	-	-	244,803	1,025,878	-	-	-	-	-	1	1,537,517
Accrued payroll	21,539	-	-	101,293	42,076	-	-	-	-	-	-	164,908
Accounts payable - affiliate	817,175	-	12,839	6,944,927	1,662,347	19,206	1,196,947	-	-	-	(14,309)	10,639,132
Customer deposits	-	-	-	-	17,500	-	-	-	-	-	-	17,500
Taxes accrued	-	-	-	-	-	162,248	8,836,690	-	-	-	(8,998,938)	-
Other current liabilities	21,262	-	-	68,436	463,960	-	-	-	-	-	1	553,659
Total current liabilities	1,907,313	-	33,776	7,359,459	3,211,761	181,454	229,384,301	-	-	-	(28,735,613)	213,342,451
Deferred credits												
Accumulated deferred federal and state income taxes, net	28,474,851	-	-	-	-	-	9,295,124	-	-	-	(1,959,641)	35,810,334
Other deferred credits	38,600,385	-	-	2,232,914	81,951	-	-	-	-	-	(1)	40,915,249
Total deferred credits	67,075,236	-	-	2,232,914	81,951	-	9,295,124	-	-	-	(1,959,642)	76,725,583
Total liabilities	68,982,549	-	33,776	9,592,373	3,293,712	181,454	238,679,425	-	-	-	(30,695,255)	290,068,034
Shareholders' equity												
Members' equity	31,176,666	-	1,124,637	550,487	11,789,469	3,124,580	22,209,964	-	-	-	(31,299,175)	38,676,628
Accumulated other comprehensive income	(162,089)	-	-	(70,602)	-	-	-	-	-	-	(1)	(232,692)
Treasury stock	-	-	-	-	-	-	-	-	-	-	-	-
Total common shareholders' equity	31,014,577	-	1,124,637	479,885	11,789,469	3,124,580	22,209,964	-	-	-	(31,299,176)	38,443,936
Total shareholders' equity	31,014,577	-	1,124,637	479,885	11,789,469	3,124,580	22,209,964	-	-	-	(31,299,176)	38,443,936
Total liabilities and shareholders' equity	$ 99,997,126	$ -	$ 1,158,413	$ 10,072,258	$ 15,083,181	$ 3,306,034	$ 260,889,389	$ -	$ -	$ -	$ (61,994,431)	$ 328,511,970